P.E. 1/18/02



SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 18, 2002

Telesystem International Wireless Inc.
(Translation of registrant's name into English)

1000 de La Gauchetiere Street West, 16th floor,
Montreal, Quebec H3B 4W5 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

20-F [x]
40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]
No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


SEC MAIL PROCESSING
RECEIVED
JAN 18 2002
354
WASH, D.C.
SECTION



Press Release
For Immediate Publication

TIW Extends Purchase Offer for its Units in Exchange for TIW Shares

Montreal, Canada, January 17, 2002 - Telesystem International Wireless Inc. ("TIW") announces that it has given proper notice to the depository to extend its purchase offer for all of its outstanding Units in exchange for 5.46 subordinate voting shares of TIW for each Unit tendered. The Offer will expire at 11:59 p.m., Montreal time, on January 31, 2002 unless further extended or withdrawn. The other terms of the Offer remain unchanged. The Offer is part of TIW's overall recapitalization plan announced in November 2001.

Telesystem Ltd, Caisse de dépôt et placement du Québec and all its subsidiaries, and Rogers Telecommunications (Quebec) Inc., which together hold 25,255,678 Units representing approximately 55.1% of the Units outstanding, have agreed to tender their Units in the Offer.

This press release is for information purposes only and does not constitute an offer or solicitation with respect to the purchase or sale of any security in Canada, the United States or in any other jurisdiction. Securities may not be offered or sold in the United States or in any other jurisdiction absent registration, qualification by prospectus or an exemption from those requirements.

Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of TIW with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

Telesystem International Wireless Inc.
1000 de La Gauchetière Street West
16th floor
Montreal, Quebec
H3B 4W5 Canada

Telephone : (514) 673-8497
Fax : (514) 673-8470


TIW

Press Release
For Immediate Publication

LITIGATION INITIATED AGAINST TIW

Montreal, Canada, January 17, 2002 – Telesystem International Wireless Inc. ("TIW" or the "Company") announces that a U.S-based hedge fund has initiated legal proceedings against the Company before the Ontario Superior Court of Justice. The applicant is seeking an injunction to prevent TIW from taking up and paying for any Units tendered pursuant to the Company's offer to purchase all its outstanding Units in exchange for 5.46 subordinate voting shares of TIW for each Unit tendered.

TIW believes the legal proceedings are groundless and will take all appropriate action to vigorously defend its position.

TIW's purchase offer for its Units is part of TIW's overall recapitalization plan announced in November 2001 and will expire on January 21, 2002 unless extended or withdrawn.

Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of TIW with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About TIW

TIW is a global mobile communications operator with 4.9 million subscribers worldwide. The Company's shares are listed on the Toronto Stock Exchange ("TIW") and NASDAQ ("TIWI").

- 30 -

<u>For Information:</u>

BENOIT FORCIER
Director, Investor Relations
Telesystem International Wireless Inc.
(514) 673-8468
bforcier@tiw.ca

MARK BOUTET
Vice-President, Communications
Telesystem International Wireless Inc.
☎ (514) 673-8406
mboutet@tiw.ca

Our web site address is: www.tiw.ca

Telesystem International Wireless Inc.
1000 de La Gauchetière Street West
16th floor
Montreal, Quebec
H3B 4W5 Canada

Telephone : (514) 673-8497
Fax : (514) 673-8470



About TIW

TIW is a global mobile communications operator with 4.9 million subscribers worldwide. The Company's shares are listed on the Toronto Stock Exchange ("TIW") and NASDAQ ("TIWI").

\- 30 -

FOR INFORMATION:

BENOIT FORCIER
Director, Investor Relations
Telesystem International Wireless Inc.
(514) 673-8468
bforcier@tiw.ca

MARK BOUTET
Vice-President, Communications
Telesystem International Wireless Inc.
☎ (514) 673-8406
mboutet@tiw.ca

SOURCE:

ANDRÉ GAUTHIER
Chief Financial Officer
Telesystem International Wireless Inc.
☎ (514) 673-8493
agauthier@tiw.ca

Our web site address is: www.tiw.ca

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESYSTEM INTERNATIONAL WIRELESS INC.



Name: André Gauthier
Title: Executive Vice-President and Chief Financial Officer

Date: January 17, 2002

63045034.27